SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*


                                   Ecolab Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    278865100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             William A. Groll, Esq.
                     Cleary, Gottlieb, Steen & Hamilton LLP
                                City Place House
                              55 Basinghall Street
                                 London EC2V 5EH
                                 44-207 614 2200
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 December 15, 2004
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 278865100


    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Henkel KGaA

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                      (b)  |_|

    3


    4     SOURCE OF FUNDS*

          WC

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Germany

                              7       SOLE VOTING POWER

                                      0

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY
     EACH REPORTING                   72,629,552
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER

                                      0

                              10      SHARED DISPOSITIVE POWER

                                      72,629,552

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          72,629,552

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          28.2%

   14     TYPE OF REPORTING PERSON*

          CO



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 278865100


    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Henkel Corporation

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                      (b)  |_|

    3


    4     SOURCE OF FUNDS*

          AF, WC

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                              7       SOLE VOTING POWER

                                      0

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY
     EACH REPORTING                   29,333,328
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER

                                      0

                              10      SHARED DISPOSITIVE POWER

                                      29,333,328

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          29,333,328

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.4%

   14     TYPE OF REPORTING PERSON*

          CO



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 278865100


    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Henkel Chemie Verwaltungsgesellschaft mbH

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                      (b)  |_|

    3


    4     SOURCE OF FUNDS*

          AF, WC

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Germany

                              7       SOLE VOTING POWER

                                      0

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY
     EACH REPORTING                   43,359,224
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER

                                      0

                              10      SHARED DISPOSITIVE POWER

                                      43,359,224

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          43,359,224

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.8%

   14     TYPE OF REPORTING PERSON*

          CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 12 (this "Amendment") amends and supplements the Schedule 13D filed on December 20, 1989, as previously amended (the "Schedule 13D"), of Henkel KGaA ("KGaA" and, together with its affiliates, "The Henkel Group") and HC Investments, Inc. ("HCI"), with respect to the Common Stock, par value $1.00 per share ("Common Stock"), of Ecolab Inc. ("Ecolab" or the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.           Identity and Background.

                  The Schedule 13D is now filed also by Henkel Corporation, a Delaware corporation. The principal executive offices of Henkel Corporation are located at 2200 Renaissance Boulevard, The Triad, Suite 200, Gulph Mills, Pennsylvania 19406. Henkel Corporation is an operating company, the principal business of which is directly and indirectly conducting the home care products, personal care products and adhesives, sealants and surface treatments businesses of The Henkel Group in the United States. Henkel Corporation is also the successor by merger to HCI, one of the previous filing parties to the Schedule 13D and then a wholly-owned subsidiary of Henkel Corporation. HCI was merged with and into Henkel Corporation on December 15, 2004. All of the outstanding shares of capital stock of Henkel Corporation are owned by KGaA or its subsidiaries, the majority of which is held by Henkel of America, Inc.

                  Henkel of America, Inc. is a Delaware corporation and a direct, wholly-owned subsidiary of KGaA. The principal executive offices of Henkel of America, Inc. are located at 2200 Renaissance Boulevard, The Triad, Suite 200, Gulph Mills, Pennsylvania 19406. Henkel of America, Inc. is a holding company.

                  The names, addresses, occupations and citizenship of the executive officers and members of the board of directors, or equivalent body, of each of KGaA, Henkel Corporation and Chemie are set forth in Schedule I hereto. None of KGaA, Henkel U.S., Chemie or, to the best of their knowledge, Henkel of America, Inc. or any of the persons listed on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 4.           Purpose of Transaction.

                  As noted above, effective December 15, 2004, HCI was merged with and into Henkel Corporation, and the 29,333,328 shares of Common Stock previously held by HCI became direct assets held by Henkel Corporation. The merger was effected for internal organizational purposes of the The Henkel Group. There was no change to the plans or intentions of KGaA and its respective subsidiaries with respect to Ecolab, and no other change occurred in the relationship of any member of The Henkel Group with Ecolab.

                  In connection with the merger, Henkel Corporation executed an Agreement to be Bound, dated as of December 15, 2004, in which it agreed to be bound by the Amended Stockholder's Agreement.

                  KGaA intends to continue to review its investment in Common Stock from time to time and, depending upon certain factors, including without limitation the financial performance of Ecolab, the availability and price of shares of Common Stock on the open market, KGaA's overall relationship with Ecolab, and other general market and investment conditions, KGaA may determine either to acquire through open market purchases or otherwise additional shares of Common Stock, or, based upon such factors, to sell shares of Common Stock, from time to time, in each case to the extent permitted under the Amended Stockholder's Agreement and applicable law.

                  Except as set forth herein, KGaA, Chemie and Henkel Corporation have no current plans or proposals that relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of
Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.           Interest in Securities of the Issuer.

                  (a)-(b) At the date hereof, in the aggregate, the 72,629,552 shares of Common Stock owned by KGaA, Henkel Corporation and Chemie represent approximately 28.2% of the 257,706,764 shares of Common Stock reported by Ecolab in its Quarterly Report on Form 10-Q to be outstanding as of October 31, 2004.

                  Of that total, Henkel Corporation directly beneficially owns 29,333,328 shares of Common Stock (approximately 11.4% of such total). Henkel Corporation and, by virtue of its indirect control of Henkel Corporation, KGaA share the power to vote and the power to dispose of these shares of Common Stock (subject to the provisions of the Amended Stockholder's Agreement).

                  Chemie directly beneficially owns the remaining 43,359,224 shares of Common Stock (approximately 16.8% of such total). Chemie and, by virtue of its direct control of Chemie, KGaA share the power to vote and the power to dispose of these shares of Common Stock (subject to the provisions of the Amended Stockholder's Agreement).

                  (c) Except for the merger of Henkel Corporation with HCI that resulted in Henkel Corporation's acquisition of direct ownership of Common Stock as described herein, no transactions in shares of Common Stock were effected during the past 60 days by Chemie, Henkel Corporation or KGaA, or, to the best of their knowledge, by Henkel of America, Inc. or any of the other persons listed on Schedule I.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

                  As noted above, Henkel Corporation executed an Agreement to be Bound in which it agreed to be bound by the Amended Stockholder's Agreement. A copy of the Agreement to be Bound is attached as Exhibit 23 to this Amendment and is incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits.

Exhibit 23 Agreement to be Bound by Henkel Corporation dated as of December 15, 2004.

                                    Signature

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2005
                                       Henkel KGaA



                                       By: /s/ Thomas Gerd Kuehn
                                           ---------------------
                                           Thomas Gerd Kuehn
                                           Associate General Counsel



                                       By: /s/ Heinz Nicolas
                                           -----------------
                                           Heinz Nicolas
                                           Senior Corporate Counsel


                                       Henkel Corporation



                                       By: /s/ John E. Knudson
                                           -------------------
                                           John E. Knudson
                                           President and Chief Financial and
                                           Administrative Officer


                                       Henkel Chemie Verwaltungsgesellschaft mbH



                                       By: /s/ Thomas Gerd Kuehn
                                           ---------------------
                                           Thomas Gerd Kuehn
                                           General Manager



                                       By: /s/ Michael J. Schmitt
                                           ----------------------
                                           Michael J. Schmitt
                                           Proxy Holder

                                  Exhibit Index

Exhibit 1   Stock Purchase Agreement by and among HC Investments, Inc., Henkel     (i)
            KGaA and Ecolab Inc. dated as of December 11, 1989

Exhibit 2   Amendment No. 1 to Stock Purchase Agreement by and among HC            (i)
            Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of
            December 11, 1989

Exhibit 3   Confidentiality Agreement between Henkel KGaA and Ecolab Inc.          (i)
            dated November 13, 1989

Exhibit 4   Press Release issued by Ecolab Inc. and Henkel KGaA on December        (i)
            11, 1989

Exhibit 5   Amendment No. 2 to Stock Purchase Agreement by and among HC           (ii)
            Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of
            September 11, 1990

Exhibit 6   Umbrella Agreement by and between Henkel KGaA and Ecolab Inc.         (ii)
            dated as of September 11, 1990

Exhibit 7   Joint Venture Agreement by and between Henkel KGaA and Ecolab Inc.    (ii)
            dated as of September 11, 1990

Exhibit 8   Stockholder's Agreement between Henkel KGaA and Ecolab Inc. dated     (ii)
            as of September 11, 1990

Exhibit 9   Amendment No. 3 to Stock Purchase Agreement by and among HC          (iii)
            Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of March
            8, 1991

Exhibit 10  First Amendment to the Umbrella Agreement by and between Henkel      (iii)
            KGaA and Ecolab Inc. dated as of March 8, 1991

Exhibit 11  First Amendment to the Joint Venture Agreement by and between        (iii)
            Henkel KGaA and Ecolab Inc. dated as of March 8, 1991

Exhibit 12  First Amendment to the Stockholder's Agreement between Henkel KGaA   (iii)
            and Ecolab Inc. dated as of March 8, 1991

Exhibit 13  Amended and Restated Umbrella Agreement by and between Henkel KGaA    (iv)
            and Ecolab Inc. dated as of June 26, 1991

Exhibit 14  Amended and Restated Joint Venture Agreement by and between Henkel    (iv)
            KGaA and Ecolab Inc. dated as of June 26, 1991

Exhibit 15  Amended and Restated Stockholder's Agreement between Henkel KGaA      (iv)
            and Ecolab Inc. dated as of June 26, 1991

Exhibit 16  Press Release issued by Ecolab Inc. and Henkel KGaA on July 11,       (iv)
            1991

Exhibit 17  Amendment No. 1 to Amended and Restated Stockholder's Agreement        (v)
            between Henkel KGaA and Ecolab Inc. dated as of June 30, 2000

Exhibit 18  Master Agreement, dated as of December 7, 2000, between Ecolab         (v)
            Inc. and Henkel KGaA

Exhibit 19  Form of Amended Stockholder's Agreement                                (v)

Exhibit 20  Purchases of Common Stock from December 14, 2000 through October      (vi)
            5, 2001

Exhibit 21  Purchases of Common Stock from October 9, 2001 through November      (vii)
            23, 2001

Exhibit 22  Agreement to be Bound by Chemie dated as of December 31, 2002       (viii)

Exhibit 23  Agreement to be Bound by Henkel Corporation dated as of December        23
            15, 2004

(i)    Previously filed as an Exhibit to the Schedule 13D on December 20, 1989.

(ii) Previously filed as an Exhibit to Amendment No. 2 to the Schedule 13D on September 17, 1990.

(iii) Previously filed as an Exhibit to Amendment No. 3 to the Schedule 13D on March 15, 1991.

(iv) Previously filed as an Exhibit to Amendment No. 4 to the Schedule 13D on July 16, 1991.

(v) Previously filed as an Exhibit to Amendment No. 5 to the Schedule 13D on December 15, 2000.

(vi) Previously filed as an Exhibit to Amendment No. 6 to the Schedule 13D on October 9, 2001.

(vii) Previously filed as an Exhibit to Amendment No. 7 to the Schedule 13D on November 26, 2001.

(viii) Previously filed as an Exhibit to Amendment No. 9 to the Schedule 13D on January 8, 2003.

                                                                      Schedule I

                  Officers and Directors of Henkel Corporation

         The following table sets forth the name, business address, position with Henkel Corporation and present principal occupation of each director and executive officer of Henkel Corporation. Except as set out below, each individual listed below is a citizen of the United States.

                                 Position with Henkel Corporation and Present
Name and Address                      Principal Occupation or Employment

Prof. Dr. Ulrich Lehner          Chairman of the Board of Henkel Corporation;
Henkelstrasse 67                 President and Chief Executive Officer and
40191 Dusseldorf                 Chairman of the Board of Management of KGaA
Germany
Citizen of Germany

Mr. Ramon Bacardit Cabado        Director of Henkel Corporation; Corporate Vice
Henkelstrasse 67                 President of KGaA (Operations/Research
40191 Dusseldorf                 Technologies)
Germany
Citizen of Spain

Ms. Ursula Fairchild             Director of Henkel Corporation; Photographer
Henkel Corporation
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406
Citizen of Germany

Mr. Jean Fayolle                 Director of Henkel Corporation; Corporate Vice
Henkelstrasse 67                 President of KGaA (Industrial Division
40191 Dusseldorf                 Technologies)
Germany
Citizen of France

Mr. Heinrich Grun                Director of Henkel Corporation; Corporate Vice
Henkelstrasse 67                 President of KGaA (Transportation/Electronics
40191 Dusseldorf                 Technologies)
Germany
Citizen of Germany

Mr. Christoph Henkel             Director of Henkel Corporation; Private
Henkelstrasse 67                 Investor; Vice Chairman of the Shareholders'
40191 Dusseldorf                 Committee of KGaA
Germany
Citizen of Germany

Mr. John E. Knudson              Director, President and Chief Financial and
Henkel Corporation               Administrative Officer of Henkel Corporation
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Alois Linder                 Director of Henkel Corporation; Executive Vice
Henkelstrasse 67                 President-Consumer and Craftsmen Adhesives
40191 Dusseldorf                 of KGaA
Germany
Citizen of Austria

Mr. Dirk-Stephan Koedijk         Director of Henkel Corporation; Corporate Vice
Henkelstrasse 67                 President of KGaA (Human Resources Management)
40191 Dusseldorf
Germany
Citizen of The Netherlands

Dr. Lothar Steinebach            Director of Henkel Corporation; Chief Financial
Henkelstrasse 67                 Officer and General Counsel of KGaA
40191 Dusseldorf
Germany
Citizen of Germany

Prof. Dr. Uwe Specht             Director of Henkel Corporation; Executive Vice
Henkelstrasse 67                 President-Cosmetics/Toiletries of KGaA
40191 Dusseldorf
Germany
Citizen of Germany

Mr. Hans van Bylen               Director of Henkel Corporation; Corporate Vice
Henkelstrasse 67                 President of KGaA (Haircare/Cosmetics)
40191 Dusseldorf
Germany
Citizen of Belgium

Mr. Kenneth R. Pina              Senior Vice President, Chief Legal Officer and
Henkel Corporation               Secretary of Henkel Corporation
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. James E. Ripka               Vice President, Tax and Treasurer of Henkel
Henkel Corporation               Corporation
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. William B. Read              Senior Vice President, Human Resources of
Henkel Corporation               Henkel Corporation
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Raymond Alfisi               Vice President, Information Technology of
Henkel Corporation               Henkel Corporation
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Jeffrey C. Piccolomini       Vice President, Finance of Henkel Corporation
Henkel Corporation
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Daniel J. Corcoran           Assistant Treasurer of Henkel Corporation
Henkel Corporation
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Gregory Gaglione             Assistant Secretary of Henkel Corporation
Henkel Corporation
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Ms. Christel Emerson             Assistant Secretary of Henkel Corporation
Henkel Corporation
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Stephen D. Harper            Assistant Secretary of Henkel Corporation
Henkel Corporation
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Thomas H. Parr               President, Schwarzkopf & Henkel Division of
Henkel  Corporation              Henkel Corporation
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Julian Colquitt              President, Henkel Structural and Packaging
Henkel Corporation               Adhesives Division of Henkel Corporation
1001 Trout Brook Crossing
Rocky Hill, CT 06067

Mr. John M. Kahl                 Chief Executive Officer, Henkel Consumer
32150 Just Imagine Drive         Adhesives, Inc.
Avon, Ohio 44011-1355

Mr. Gerald E. Kohlsmith          President, Henkel Surface Technologies Division
Henkel Corporation               of Henkel Corporation
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

                      Officers and Directors of Henkel KGaA


         The following table sets forth the name, business address (except as noted), and position with KGaA and present principal occupation of each director, executive officer and controlling person of KGaA. Each individual listed below is a citizen of Germany, except Mr. Linder and Dr. Morwind, who are citizens of the Republic of Austria, and Mr. Vuursteen, who is a citizen of The Netherlands.


Name and Address                           Present Principal Occupation or
                                                       Employment
Supervisory Board:

Mr. Albrecht Woeste                        Owner of R. Woeste GmbH & Co. KG and
Henkelstrasse 67                           Chairman of the Supervisory Board and
40191 Dusseldorf                           Chairman of the Shareholders'
Germany                                    Committee of KGaA

Mr. Winfried Zander                        Vice Chairman of the Supervisory
Henkelstrasse 67                           Board and Chairman of the Works
40191 Dusseldorf                           Council of KGaA
Germany

Dr. Simone Bagel-Trah                      Private Investor
Rheinallee 103
40545 Dusseldorf
Germany

Mr. Hans Dietrichs                         Chairman of the Works Council of
Ziegeleistrasse 56                         Henkel Genthin GmbH
39307 Genthin
Germany

Mr. Benedikt-Joachim Freiherr von Herman   Forester
Obere Dorfstrasse 1
88489 Wain
Germany

Mr. Bernd Hinz                             Vice Chairman of the Works Council
Rheinstrasse 48                            of KGaA
51371 Leverkusen
Germany

Prof. Dr. Dr. h.c. Heribert Meffert        Professor at the University of
Potstiege 56                               Munster and Former Director of the
48161 Munster                              Institute for Marketing; Chairman of
Germany                                    the Executive Board of the
                                           Bertelsmann Foundation

Mrs. Andrea Pichottka                      Head of Organization/Marketing
Konigsworther Platz 6                      Department of IG Bergbau, Chemie,
30167 Hannover                             Energie (German Mining, Chemicals and
Germany                                    Energy Trade Union)

Prof. Dr. Dr. h.c. Heinz Riesenhuber       Former Federal Minister for Research
Bundesforschungsminister a.D.              and Technology
Deutscher Bundestag
Platz der Republik 1
11011 Berlin
Germany

Mr. Heinrich Thorbecke                     Private Investor
Wolfgangweg 17
CH-9014 St. Gallen
Switzerland

Mr. Michael Vassiliadis                    Member of the Executive Committee of
Konigsworther Platz 6                      IG Bergbau, Chemie, Energie (German
30167 Hannover                             Mining, Chemicals and Energy Trade
Germany                                    Union)

Mr. Bernhard Walter                        Former Chairman of the Board of
60301 Frankfurt                            Managing Directors of  Dresdner
Germany                                    Bank AG

Mrs. Brigitte Weber                        Member of the Works Council of KGaA
Pestalozzistrasse 12
40764 Langenfeld
Germany

Mr. Werner Wenning                         Chairman of the Executive Board of
51368 Leverkusen                           Bayer AG
Germany

Dr. Anneliese Wilsch-Irrgang               Chairman of the Management Personnel
Flotowstrasse 2a                           Representatives of KGaA
40593 Dusseldorf
Germany

Mr. Rolf Zimmermann                        Member of the Works Council of KGaA
Halbuschstrasse 122
40591 Dusseldorf
Germany

Board of Management:

Prof. Dr. Ulrich Lehner                    President and Chief Executive Officer
Henkelstrasse 67                           and Chairman of the Board of
40191 Dusseldorf                           Management of KGaA
Germany


Dr. Jochen Krautter                        Executive Vice President-Technologies
Henkelstrasse 67                           of KGaA
40191 Dusseldorf
Germany

Mr. Alois Linder                           Executive Vice President-Consumer and
Henkelstrasse 67                           Craftsmen Adhesives of KGaA
40191 Dusseldorf
Germany

Dr. Klaus Morwind                          Executive Vice President-Laundry &
Henkelstrasse 67                           Home Care of KGaA
40191 Dusseldorf
Germany

Prof. Dr. Uwe Specht                       Executive Vice President- Cosmetics/
Henkelstrasse 67                           Toiletries of KGaA
40191 Dusseldorf
Germany

Dr. Lothar Steinebach                      Chief Financial Officer and General
Henkelstrasse 67                           Counsel of KGaA
40191 Dusseldorf
Germany

Mr. Knut Weinke                            Executive Vice President-Human
Henkelstrasse 67                           Resources/Logistics of KGaA
40191 Dusseldorf
Germany

Shareholders' Committee:

Mr. Albrecht Woeste                        Owner of R. Woeste GmbH & Co. KG and
Henkelstrasse 67                           Chairman of the Supervisory Board and
40191 Dusseldorf                           Chairman of the Shareholders'
Germany                                    Committee of KGaA

Dr. Paul Achleitner                        Member of the Board of Allianz AG
Konigsstrasse 28
80802 Munchen
Germany

Mr. Stefan Hamelmann                       Vice Chairman of the Shareholders'
Hebbelstrasse 13                           Committee of KGaA; Private Investor
40237 Dusseldorf
Germany

Dr. h.c. Ulrich Hartmann                   Former President and Chief Executive
Bennigsenplatz 1                           Officer of E.ON AG
40474 Dusseldorf
Germany

Christoph Henkel                           Independent Entrepreneur and Business
Henkelstrasse 67                           Executive; ViceChairman of the
40191 Dusseldorf                           Shareholders' Committee of KGaA
Germany

Mr. Burkhard Schmidt                       Managing Director of Jahr Holding
Stubbenhuk 7                               GmbH & Co KG
20459 Hamburg
Germany

Mr. Konstantin von Unger                   Founding Partner, Blue Corporate
45 Holland Park                            Finance
London W11 3RP
England

Mr. Karel Vuursteen                        Former Chairman of the Board of
Dijsselhofplantsoen 10                     Management of Heineken Holding N.V.
NL-1077 BL Amsterdam
The Netherlands

Dr. Hans-Dietrich Winkhaus                 Former President and Chief Executive
Henkelstrasse 67                           Officer of KGaA
40191 Dusseldorf
Germany

       Officers and Directors of Henkel Chemie Verwaltungsgesellschaft mbH


         The following table sets forth the name, business address, and position with Chemie and present principal occupation of each director, executive officer and controlling person of Chemie. Each individual listed below is a citizen of Germany.


Name and Address                 Present Principal Occupation or Employment

Thomas Gerd Kuehn                Associate General Counsel of KGaA; General
Henkelstrasse 67                 Manager of Chemie
40191 Dusseldorf
Germany

Dr. Matthias Schmidt             Vice President, Accounting of KGaA; General
Henkelstrasse 67                 Manager of Chemie
40191 Dusseldorf
Germany

Dr. Michael J. Schmitt           Corporate Counsel of KGaA; Proxy Holder of
Henkelstrasse 67                 Chemie
40191 Dusseldorf
Germany